UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Oct 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date October 24, 2024	By:	/s/ MAURICIO BOTERO WOLFF
	Name:	Mauricio Botero Wolff.
	Title:	Vice President of Finance

October 24, 2024

Medellín, Colombia

Bancolombia S.A. Announces the Redemption of the 3.000% Senior Notes due 2025 and of the 4.625% Subordinated Notes due 2029, Both Issued by Bancolombia S.A.

Today, Bancolombia S.A. (the “Bank”) announced that it will redeem in full all of its outstanding (i) 3.000% Senior Notes due 2025 (CUSIP Number 05968LAM4, ISIN Number US05968LAM46) (the “2025 Notes”) on November 13, 2024 (“2025 Notes Redemption Date”) and (ii) 4.625% Subordinated Notes due 2029 (CUSIP Number 05968LAL6, ISIN Number US05968LAL62) (the “2029 Notes” and, together with 2025 Notes, the “Notes”) on December 18, 2024 (“2029 Notes Redemption Date”).

The Bank will redeem the 2025 Notes at a make-whole1 redemption price equal to the greater of (i) the treasury rate2 plus 25 basis points plus accrued and unpaid interest to the 2025 Notes Redemption Date and (ii) 100% of the principal amount of such 2025 Notes plus accrued and unpaid interest to the 2025 Notes Redemption Date.

The Bank will redeem the 2029 Notes at a redemption price equal to 100% of the outstanding aggregate principal amount of the 2029 Notes, plus accrued and unpaid interest to the 2029 Notes Redemption Date.

The Bank has instructed The Bank of New York Mellon, located at 240 Greenwich Street, Floor 7E, New York, NY, Zip Code 10286, the trustee for the Notes, to distribute a notice of redemption to all registered holders of the Notes. The Notes must be surrendered to The Bank of New York Mellon, to collect the redemption price pursuant to the notice of redemption.

This press release is for informational purposes only and is not a recommendation, an offer to purchase, or a solicitation of an offer to sell with respect to any securities.

Forward-Looking Statements

1 Mechanism, included in the 2025 Notes prospectus, that allows the redemption of the 2025 Notes.

2 5 year U.S. Treasury Security.

This release contains statements which may constitute “forward-looking statements”.  These forward-looking statements are not based on historical facts, but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control.  Words such as “anticipate,” “believe,” “estimate,” “approximate,” “expect,” “may,” “intend,” “plan,” “predict,” “target,” “forecast,” “guideline,” “should,” “project” and similar words and expressions are intended to identify forward-looking statements.  It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.  Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after the date on which they are made in light of new information, future events and other factors.

About the Issuer

Bancolombia S.A. is a full-service financial institution that offers a wide range of banking products and services to a diversified individual and corporate customer base of over 32 million customers.

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1 Mechanism, included in the 2025 Notes prospectus, that allows the redemption of the 2025 Notes.

2 5 year U.S. Treasury Security.

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Contacts
Julián Mora Gomez	Mauricio Botero Wolff	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57604) 4042436	Tel.: (57604) 4040858	Tel.: (57601) 4485950